EXHIBIT 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2006



                                                   Page
                                                   ----

BALANCE SHEETS                                      1

STATEMENTS OF OPERATIONS                            2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY       3

STATEMENTS OF CASH FLOWS                            4

NOTES TO FINANCIAL STATEMENTS                      5-18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                         AS OF MARCH 31,         DECEMBER 31,
                                                                    ------------------------      ---------
                                                                      2006           2005           2005
                                                                    ---------      ---------      ---------
                                                                           (UNAUDITED)
                                                                    ------------------------
A S S E T S

    CURRENT ASSETS
      CASH AND CASH EQUIVALENTS                                     $  17,570      $  34,507      $   7,337
      DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS         15,126         17,614         31,661
      TRADE ACCOUNTS RECEIVABLE:
         RELATED PARTIES                                                6,938          5,368          5,309
         Others                                                        11,944          6,773         11,467
      OTHER RECEIVABLES                                                 8,937          9,430          9,043
      INVENTORIES                                                      28,684         21,624         24,376
      OTHER CURRENT ASSETS                                              1,350            861          1,048
                                                                    ---------      ---------      ---------
         TOTAL CURRENT ASSETS                                          90,549         96,177         90,241
                                                                    ---------      ---------      ---------
    LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
         DESIGNATED FOR FAB 2 OPERATIONS                                   --          5,071             --
                                                                    ---------      ---------      ---------
                                                                           --          5,071             --
                                                                    ---------      ---------      ---------

    PROPERTY AND EQUIPMENT, NET                                       484,289        587,707        510,645
                                                                    ---------      ---------      ---------

    OTHER ASSETS, NET:
      TECHNOLOGY                                                       59,724         76,750         61,441
      OTHER                                                             1,477         15,728         16,359
                                                                    ---------      ---------      ---------
                                                                       61,201         92,478         77,800
                                                                    =========      =========      =========

           TOTAL ASSETS                                             $ 636,039      $ 781,433      $ 678,686
                                                                    =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
      CURRENT MATURITIES OF LONG-TERM DEBT                          $      --      $      --      $  21,103
      CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                      5,734          6,575          6,453
      TRADE ACCOUNTS PAYABLE                                           52,028         53,249         59,741
      OTHER CURRENT LIABILITIES                                         8,913          9,625          8,972
                                                                    ---------      ---------      ---------
           TOTAL CURRENT LIABILITIES                                   66,675         69,449         96,269

    LONG-TERM DEBT                                                    514,966        497,000        497,000

    CONVERTIBLE DEBENTURES                                             34,429         19,724         19,358

    LONG-TERM LIABILITY IN RESPECT
       OF CUSTOMERS' ADVANCES                                          54,537         63,326         59,621

    OTHER LONG-TERM LIABILITIES                                        10,238         19,274         11,012
                                                                    ---------      ---------      ---------
           TOTAL LIABILITIES                                          680,845        668,773        683,260
                                                                    ---------      ---------      ---------

    CONVERTIBLE DEBENTURES                                                 --             --         25,493
                                                                    ---------      ---------      ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
      ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
         500,000,000, 250,000,000 AND 500,000,000
         SHARES, RESPECTIVELY; ISSUED 76,946,189, 66,999,796
          AND 68,232,056 SHARES, RESPECTIVELY                          18,403         16,274         16,548
      ADDITIONAL PAID-IN CAPITAL                                      531,123        517,476        522,237
      EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND CUMULATIVE
         STOCK BASED COMPENSATION                                      19,550            (26)           (26)
      ACCUMULATED DEFICIT                                            (604,810)      (411,992)      (559,754)
                                                                    ---------      ---------      ---------
                                                                      (35,734)       121,732        (20,995)
      TREASURY STOCK, AT COST - 1,300,000 SHARES                       (9,072)        (9,072)        (9,072)
                                                                    ---------      ---------      ---------
           TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                       (44,806)       112,660        (30,067)
                                                                    =========      =========      =========

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 636,039      $ 781,433      $ 678,686
                                                                    =========      =========      =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                             THREE MONTHS ENDED         YEAR ENDED
                                                                  MARCH 31,            DECEMBER 31,
                                                          ------------------------      ---------
                                                            2006           2005           2005
                                                          ---------      ---------      ---------
                                                                (unaudited)
                                                          ------------------------
REVENUES
    Sales                                                 $  35,875      $  23,167      $  93,991
    Revenues related to a joint development agreement            --             --          8,000
                                                          ---------      ---------      ---------
                                                             35,875         23,167        101,991

COST OF SALES                                                61,280         61,214        238,358
                                                          ---------      ---------      ---------

       GROSS LOSS                                           (25,405)       (38,047)      (136,367)
                                                          ---------      ---------      ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                  3,354          4,763         16,029
    MARKETING, GENERAL AND ADMINISTRATIVE                     5,324          4,528         17,418
                                                          ---------      ---------      ---------

                                                              8,678          9,291         33,447
                                                          =========      =========      =========

       OPERATING LOSS                                       (34,083)       (47,338)      (169,814)

FINANCING EXPENSE, NET                                      (11,524)        (8,175)       (35,651)

OTHER INCOME, NET                                               551            193          2,383
                                                          ---------      ---------      ---------

                    LOSS FOR THE PERIOD                   $ (45,056)     $ (55,320)     $(203,082)
                                                          =========      =========      =========


BASIC AND DILUTED LOSS PER ORDINARY SHARE

    Loss per share                                        $   (0.63)     $   (0.84)     $   (3.06)
                                                          =========      =========      =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS                     71,872         65,700         66,371
                                                          =========      =========      =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                           EQUITY
                                                                          COMPONENT
                                                                            OF
                                                                         CONVERTIBLE
                                                                         DEBENTURES
                                                                            AND
                                                                         CUMULATIVE
                                        ORDINARY SHARES      ADDITIONAL    STOCK
                                    -----------------------    PAID-IN      BASED      ACCUMULATED     TREASURY
                                      SHARES      AMOUNT       CAPITAL  COMPENSATION     DEFICIT         STOCK        TOTAL
                                    ----------   ----------   ---------   ---------   -------------    ----------   ---------
     BALANCE - JANUARY 1, 2006      68,232,056   $   16,548   $ 522,237   $     (26)  $    (559,754)   $   (9,072)  $ (30,067)

CHANGES DURING THREE-MONTH PERIOD
   (UNAUDITED):

ISSUANCE OF SHARES                   2,713,396          579       3,708                                                 4,287
EQUITY COMPONENT OF CONVERTIBLE
   DEBENTURES                                                                21,979                                    21,979
CONVERSION OF CONVERTIBLE
   DEBENTURES INTO SHARES            6,000,737        1,276       5,178      (2,782)                                    3,672
EMPLOYEE STOCK-BASED COMPENSATION                                               379                                       379
LOSS FOR THE PERIOD                                                                         (45,056)                  (45,056)
                                    ----------   ----------   ---------   ---------   -------------    ----------   ---------
     BALANCE - MARCH 31, 2006
        (UNAUDITED)                 76,946,189   $   18,403   $ 531,123   $  19,550   $    (604,810)   $   (9,072)  $ (44,806)
                                    ==========   ==========   =========   =========   =============    ==========   =========




     BALANCE - JANUARY 1, 2005      66,999,796   $   16,274   $ 517,476   $     (26)  $    (356,672)   $   (9,072)  $ 167,980

CHANGES DURING THREE-MONTH PERIOD
   (UNAUDITED):

LOSS FOR THE PERIOD                                                                         (55,320)                  (55,320)
                                    ----------   ----------   ---------   ---------   -------------    ----------   ---------
     BALANCE - MARCH 31, 2005
        (UNAUDITED)                 66,999,796   $   16,274   $ 517,476   $     (26)  $    (411,992)   $   (9,072)  $ 112,660
                                    ==========   ==========   =========   =========   =============    ==========   =========

     BALANCE - JANUARY 1, 2005      66,999,796   $   16,274   $ 517,476   $     (26)  $    (356,672)   $   (9,072)  $ 167,980

CHANGES DURING 2005:

ISSUANCE OF SHARES                   1,232,260          274       1,520                                                 1,794
STOCK-BASED COMPENSATION
   RELATED TO THE FACILITY
   AGREEMENT WITH THE BANKS                                       2,793                                                 2,793
STOCK-BASED COMPENSATION
   RELATED TO RIGHTS OFFERED
   TO EMPLOYEES                                                     448                                                   448
LOSS FOR THE YEAR                                                                          (203,082)                 (203,082)
                                    ----------   ----------   ---------   ---------   -------------    ----------   ---------
     BALANCE - DECEMBER 31, 2005    68,232,056   $   16,548   $ 522,237   $     (26)  $    (559,754)   $   (9,072)  $ (30,067)
                                    ==========   ==========   =========   =========   =============    ==========   =========

                TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
     (dollars in thousands, except share data and per share data)

                                                                                THREE MONTHS ENDED      YEAR ENDED
                                                                                     MARCH 31,         DECEMBER 31,
                                                                              ----------------------    ---------
                                                                                2006         2005         2005
                                                                              ---------    ---------    ---------
                                                                                    (UNAUDITED)
                                                                              ----------------------
CASH FLOWS - OPERATING ACTIVITIES

    LOSS FOR THE PERIOD                                                       $ (45,056)   $ (55,320)   $(203,082)
    ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
      TO NET CASH USED IN OPERATING ACTIVITIES:
        INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
          DEPRECIATION AND AMORTIZATION                                          38,076       34,594      144,852
          EFFECT OF INDEXATION AND TRANSLATION ON
            CONVERTIBLE DEBENTURES                                                 (257)        (403)      (1,031)
          OTHER INCOME, NET                                                        (551)        (193)      (2,383)
        CHANGES IN ASSETS AND LIABILITIES:
          DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                       (2,106)       7,145        2,510
          DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS        (477)       2,036        1,988
          DECREASE (INCREASE) IN INVENTORIES                                     (4,308)       4,045        1,293
          INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                           1,348       (1,051)       3,082
          DECREASE IN OTHER CURRENT LIABILITIES                                    (179)      (1,263)      (1,839)
          DECREASE IN OTHER LONG-TERM LIABILITIES                                (1,206)        (567)      (5,368)
                                                                              ---------    ---------    ---------
                                                                                (14,716)     (10,977)     (59,978)
          DECREASE IN LONG-TERM LIABILITY
            IN RESPECT OF CUSTOMERS' ADVANCES, NET                                 (415)        (106)        (760)
                                                                              ---------    ---------    ---------
            NET CASH USED IN OPERATING ACTIVITIES                               (15,131)     (11,083)     (60,738)
                                                                              ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

    DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                             16,535       36,242       27,266
    INVESTMENTS IN PROPERTY AND EQUIPMENT                                       (13,404)     (19,650)     (38,878)
    INVESTMENT GRANTS RECEIVED                                                      872        3,488        7,496
    PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                 551          346        2,179
    INVESTMENTS IN OTHER ASSETS                                                  (3,507)      (2,500)      (3,841)
                                                                              ---------    ---------    ---------
            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   1,047       17,926       (5,778)
                                                                              ---------    ---------    ---------
                                                                                                  --
CASH FLOWS - FINANCING ACTIVITIES

    PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURE, NET                         22,203           --       25,086
    PROCEEDS FROM LONG-TERM DEBT                                                  8,590           --       21,103
    REPAYMENT OF CONVERTIBLE DEBENTURES                                          (6,476)          --           --
                                                                              ---------    ---------    ---------
            NET CASH PROVIDED BY FINANCING ACTIVITIES                            24,317           --       46,189
                                                                              =========    =========    =========

        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         10,233        6,843      (20,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                   7,337       27,664       27,664
                                                                              ---------    ---------    ---------

        CASH AND CASH EQUIVALENTS - END OF PERIOD                             $  17,570    $  34,507    $   7,337
                                                                              =========    =========    =========

NON-CASH ACTIVITIES

    INVESTMENTS IN PROPERTY AND EQUIPMENT                                     $   1,901    $   9,205    $  12,999
                                                                              =========    =========    =========
    STOCK-BASED COMPENSATION RELATED TO
      THE FACILITY AGREEMENT WITH THE BANKS                                   $      --    $      --    $   2,793
                                                                              =========    =========    =========
    STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
      TO EMPLOYEES                                                            $      --    $      --    $     448
                                                                              =========    =========    =========
    INVESTMENTS IN OTHER ASSETS                                               $      --    $   1,283    $     442
                                                                              =========    =========    =========
    CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
      TO SHARE CAPITAL                                                        $   4,287    $      --    $   1,794
                                                                              =========    =========    =========
    CONVERSION OF CONVERTIBLE DEBENTURES INTO SHARES                          $   3,672    $      --    $      --
                                                                              =========    =========    =========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    CASH PAID DURING THE PERIOD FOR INTEREST                                  $  10,546    $   8,316    $  32,805
                                                                              =========    =========    =========
    CASH PAID DURING THE PERIOD FOR INCOME TAXES                              $      14    $       4    $      86
                                                                              =========    =========    =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1) The unaudited condensed interim consolidated financial statements as of March 31, 2006 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

          (2) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel ("Israeli GAAP"), for interim financial statement, which differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 6.

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraph 3 below.

          (3) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE"

                    In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, "Earnings Per Share" ("Standard No. 21").

                    With the initial adoption of Standard No. 21, Opinion No. 55 of the Institute of Certified Public Accountants in Israel - Earnings per share is cancelled.

                    Standard No. 21 prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the entity. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period. For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD (cont.)

               A.   ACCOUNTING STANDARD NO. 21 "EARNINGS PER SHARE" (cont.)

                    Standard No. 21 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The adoption of Standard No. 21 is accounted for retrospectively and a comparative earnings per share data for prior periods is adjusted. Accordingly, the loss per share presented in the financial statements for the 12 months ended December 31, 2005 was adjusted from $2.55 to $3.06.

               B.   ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS:
                    DISCLOSURE AND PRESENTATION"

                    In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22 "Financial Instruments: Disclosure and Presentation" ("Standard No. 22"). A financial instrument under Standard No. 22 is defined, in general, as any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. Standard No. 22 establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto, and, in certain cases, the method to measure their impact on the entity's financial statements. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and financial liabilities are to be offset. Standard No. 22 establishes requirements for disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. Standard No. 22 also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

                    Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. Financial instruments issued before the effective date of Standard No. 22 will be classified and presented in accordance with its provisions commencing from the effective date. Comparative financial statements for prior periods are not to be adjusted. The Company issued two series of convertible debentures that are considered compound instruments under Standard No. 22. A compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is determined as the excess of the total value over the fair value of the liability component.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD (cont.)

               C.   ACCOUNTING STANDARD NO. 25 "REVENUES"

                    In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" ("Standard No. 25").

                    Standard No. 25 establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. Standard No. 25 prescribes that revenue shall be measured at the fair value of the consideration received or receivable.

                    Standard No. 25 is effective for financial statements for periods commencing January 1, 2006 or thereafter.

                    The adoption of the standard had no material effect on the financial statements.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"). Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of approximately $1,260,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 11A to the 2005 audited consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the three months ended March 31, 2006 and in recent years, the Company has experienced significant recurring losses from operations, recurring negative cash flows from operating activities, an increasing accumulated deficit and a deficit in shareholders equity. According to the Company's approved short-term working plan, based on the current prevailing semiconductor market conditions, the Company needs to raise funds in order to finance its short-term activities and liabilities in 2006.

          In May 2006 the Company signed an amendment to the Facility Agreement with its Banks, according to which repayments of long-terms loans in the amount of approximately $100,000, formerly scheduled to be paid between October 2006 and June 2007, were deferred to July 2007.

          In March 2006, the Company's Board of Directors approved the Company's plan to ramp up Fab 2 in order to meet the Company's customer and product qualification needs, based on its customer pipeline, reinforced by forecasted market conditions. According to this plan, the Company will need to raise approximately $130,000 during 2006, which will take the current Fab 2 capacity to approximately 24,000 wafers per month.

          As part of the financing efforts for that expansion plan, in May 2006, the Company and its Banks signed a Memorandum of Understanding ("MOU") for the refinancing of the $526,693 in long term debt, according to which: (i) 30% of such debt will be converted to equity for 51,973,684 ordinary shares of the Company, based on a formula using the average closing price during the 10-day period prior to signing the MOU; (ii) the interest rate of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum; and (iii) the commencement date for the repayment of principal shall be postponed from July 2007 to September 2009. The terms of the MOU are subject to a commitment of Israel Corporation Ltd. ("TIC") to the Company's Banks to invest $100,000 in the Company's capacity expansion as described below. The MOU is further subject to reaching a definitive amendment to the Facility Agreement based on the terms of the MOU. In this regard, TIC has committed to invest $100,000 in the Company for 65,789,474 ordinary shares of the Company, based on the base price used in the formula under which the banks will be issued shares. Such amount may include amounts that may be payable by the Company to TIC in connection with the agreement for the ordering of equipment described below. TIC's investment is subject to the signing of a definitive investment agreement between the Company and TIC, the approval of the Company's audit committee, board of directors and shareholders and the closing of a definitive amendment to the Facility Agreement with the Banks based on the terms of the MOU.

          The Company is currently examining alternatives for additional funding sources.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (cont.)

          In order to implement the acceleration plan in a timely manner, the Company and TIC entered into an agreement according to which TIC will order up to approximately $100,000 worth of equipment in connection with the ramp-up of Fab 2. Under the terms of the agreement: (i) TIC has the right to sell the equipment to the Company at cost, plus related expenses; (ii) the Company has the right to purchase the equipment from TIC at cost, plus related expenses, subject to the Company having raised $100,000; (iii) upon the sale of the equipment by TIC to the Company, the Company will assume TIC's obligations to the equipment suppliers; and (iv) if after 5 months from the signing of the agreement, the equipment has not been sold to the Company by TIC, TIC may sell the equipment to a third party and the Company will pay TIC the difference between the cost, plus related expenses, for the purchase of the equipment by TIC and the net sale price. This agreement was approved by the Audit Committee and the Board of Directors of the Company in May 2006 and may require the approval of the Company's shareholders if the Company shall have received by May 31, 2006 a written request by a shareholder or shareholders who hold at least 1% of the Company's issued and outstanding shares to bring the agreement to the Company's shareholders for approval.

NOTE 2 - INVENTORIES

          Inventories consist of the following (*):

                                March 31,    December 31,
                           -----------------   -------
                             2006      2005      2005
                           -------   -------   -------
                              (unaudited)

Raw materials              $ 7,293   $ 8,941   $ 6,777
Spare parts and supplies     4,280     4,072     3,738
Work in process             14,552     7,502    11,502
Finished goods               2,559     1,109     2,359
                           -------   -------   -------
                           $28,684   $21,624   $24,376
                           =======   =======   =======

          (*) Net of aggregate write downs to net realizable value of $ $4,018, $2,895 and $3,259 as of March 31, 2006, March 31, 2005 and
               December 31, 2005, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 3 - MAJOR CUSTOMERS

          Revenues from major customers as a percentage of total revenues were as follows:

                   Three months ended      Year ended
                       March 31,          December 31,
                   -----------------         ----
                   2006         2005         2005
                   ----         ----         ----
                      (unaudited)

Customer A          18%          42%          22%
Customer B          14           12           14
Customer C          12            2            7
Customer D          11            -            5

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the Company was eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000 for investments made by December 31, 2005, of which as of the balance sheet date, an aggregate of approximately $159,000 has been received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 73% of the investments under the approved enterprise program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program commencing as of January 1, 2006. During 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing as of January 1, 2006. As of the approval date of the interim financial statements, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 4    - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   FACILITY AGREEMENT

          In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. Pursuant to such amendment, the Company borrowed $29,693 and was required to raise through the issuance of shares or convertible debentures $23,500 by December 31, 2005 and an additional $6,500 by March 31, 2006. In January 2006, as described in Note 5C below, the Company completed a rights offering of convertible debentures in which it raised $48,169, $25,500 of which was raised in December 2005, thereby satisfying the abovementioned obligations to raise additional funds. Under the amended Facility Agreement the Company is required to raise an additional approximately $8,000 by June 30, 2006.

          In addition, in May 2006, the Company and its Banks entered into an amendment to the Facility Agreement, according to which the repayments of long-term loans in the amount of approximately $100,000, formerly scheduled to be paid between October 2006 and June 2007, were deferred to July 2007.

          As part of the financing efforts for the accelerated expansion plan, in May 2006, the Company and its Banks signed an MOU for the refinancing of the $526,693 in long term debt, according to which: (i) 30% of such debt will be converted to equity for 51,973,684 ordinary shares of the Company, based on a formula using the average closing price during the 10-day period prior to signing the MOU ; (ii) the interest rate of the long-term loans will be decreased from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum; and (iii) the commencement date for the repayment of principal shall be postponed from July 2007 to September 2009. The terms of the MOU are subject to a commitment of TIC to the Banks to invest $100,000 in the Company's capacity expansion as described above in Note 1C. The MOU is further subject to reaching a definitive amendment to the Facility Agreement based on the terms of the MOU.

          As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement. As of the approval date of the financial statements, the Company anticipates that it will be in compliance with all of the financial ratios and covenants under the amended Facility Agreement through the third quarter of 2006, however, under the current terms of the Facility Agreement, if not amended, it will not be in compliance with all of the financial ratios and covenants under the amended Facility Agreement from the fourth quarter of 2006. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $526,693) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all of the Company's assets.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     B.   SHARE OPTION PLANS

          (1)  OPTIONS GRANTED TO THE CHIEF EXECUTIVE OFFICER ("CEO")

               In May 2006, the Audit Committee and Board of Directors approved the grant of options to the CEO of the Company, who also serves as a director, in addition to the options granted to him in April 2005, such that in total, the CEO will hold options to purchase shares that represent 4% of the Company's shares on a fully diluted basis during the two-year period from the approval of the Audit Committee. The exercise price of the initial grant of additional options will be $1.45, the 90 day average closing price of the Company's shares prior to the Board of Directors' approval. In the event of a future equity financing, additional options will be granted to the CEO as described above with an exercise price equal to the price per share of such investment.

               The vesting period of the new options will be identical to the vesting period of the existing options. No additional options will be granted under the CEO's employment agreement, which was approved by the Company's shareholders in October 2005. The new grant of options and its terms are subject to the approval of the Company's shareholders.

          (2)  RE-PRICING OF EMPLOYEE OPTIONS

               The Board of Directors approved a plan to re-price the exercise price of existing options held by the Company's employees at each employee's discretion. The new exercise price of the options will be $1.45, which is the 90 day average closing price of the Company's shares prior to the Board of Directors' approval. The new options will be granted based on terms similar to the existing option plan with new vesting periods. The Board of Directors further approved that if the total number of employee options, including the options to the CEO, during the coming 24 months will represent less than 8% of the Company's shares on a fully diluted basis, additional options will be allocated for grants to be made to the Company's employees.

               No options have been granted under such plan as of the date of the approval of the financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     C.   2005 RIGHTS OFFERING

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued 48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December 2006 (or under certain conditions, through June 2007).

          During the first quarter of 2006, 6,600,812 convertibles debentures were converted into 6,000,737 ordinary shares of the Company.

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     C.   2005 RIGHTS OFFERING (cont.)

          If on the payment date of the principal and interest on the debentures, there exists an infringement of certain covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          See Note 6 for the presentation of the rights offering in accordance with U.S. GAAP.

     D.   AUTHORIZED SHARES

          In March 2006, the Board of Directors of the Company approved the increase of the Company's authorized shares from 500,000,000 to 800,000,000. This increase is subject to the approval of the Company's shareholders.

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See H below for the presentation of the Company's unaudited balance sheet as of March 31, 2006 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          SFAS NO. 155. ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -

          In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments". Key provisions of SFAS 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation;
          (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS 133. Management does not believe that SFAS 155 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING
          DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash and short-term interest-bearing deposits should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of March 31, 2006, $15,126 was reclassified from current assets to a long-term asset (as of December 31, 2005 - $31,661, was reclassified from current assets and long-term investments, respectively, to a long-term asset).

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of March 31, 2006, an amount of $13,587 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2005 - $13,658).

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 as amended and the related interpretations thereon with respect to the Company's hedging transactions as of March 31, 2006 would have resulted in: an increase in other long-term investments in the amount of $2,493; a decrease in other comprehensive loss for the three months ended March 31, 2006 in the net amount of $1,058; an accumulated other comprehensive loss component of equity balance as of March 31, 2006 in the amount of $496; and in a decrease of $ 2,959 in property and equipment, net as of March 31, 2006.

     E.   DEFERRED FINANCING CHARGES

          Under U.S. GAAP, deferred-financing charges are to be presented in other assets, while according to Israeli GAAP effective January 1, 2006 such amount is required to be offset from the related long-term debt. Accordingly, as of March 31, 2006, an amount of $11,727 was reclassified from long-term debt to other assets.

     F.   SALE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The accumulated effect of amortization of the discount on the convertible debentures under U.S.GAAP as of March 31, 2006 would have been $2,099.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     F.   SALE OF CONVERTIBLE DEBENTURES (cont.)

          Under US GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion feature embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issue 00-19 and 05-2. The Company evaluated the conversion features embedded in both debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures" and sale of convertible debentures in 2005 and 2006- "2005 debentures") and concluded that the conversion feature embedded in the 2005 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures is scoped out (for the discussion on the accounting for the debentures under Israeli GAAP see Note 1A(3)b).

          2002 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified to liability.

          2005 DEBENTURES:

          Under US GAAP, the equity component, in the amount of $17,517 classified as equity under Israeli GAAP was reclassified to liability and the conversion feature was bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion feature was determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          All the above resulted as of March 31, 2006 mainly in: an increase in convertible debentures in the amount of $13,283; an increase in the shareholder's deficit in the amount of $11,370 and an increase in other assets in the amount of $1,561. The Company's loss for the three months period ended March 31, 2006 would have decreased in the amount of $5,434.

     G.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted effective January 1, 2006 SFAS 123R according to which the compensation expense related to employee and directors share option awards would have been resulted in an increase in the compensations expenses for the period ending March 31, 2006 and an increase in the unearned compensation as of such date in the amount of $602. The Company elected the modified prospective method as its transition method.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                   FINANCIAL STATEMENNTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     H.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                      AS OF MARCH 31, 2006             AS OF DECEMBER 31, 2005
                                                                 --------------------------------  -------------------------------
                                                          U.S.     AS PER                AS PER      AS PER                AS PER
                                                          GAAP    ISRAELI     ADJUST-      U.S.     ISRAELI    ADJUST-      U.S.
                                                         EMARK     GAAP       MENTS       GAAP       GAAP       MENTS      GAAP
                                                         ------- ---------  ---------   ---------  ---------  ---------  ---------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                   $  17,570   $          $  17,570  $   7,337  $          $   7,337
     DESIGNATED CASH AND SHORT-TERM
       INTEREST-BEARING DEPOSITS                         B          15,126    (15,126)         --     31,661    (31,661)        --
     TRADE ACCOUNTS RECEIVABLE:
     RELATED PARTIES                                                 6,938                  6,938      5,309                 5,309
     OTHERS                                                         11,944                 11,944     11,467                11,467
     OTHER RECEIVABLES                                               8,937                  8,937      9,043                 9,043
     INVENTORIES                                                    28,684                 28,684     24,376                24,376
     OTHER CURRENT ASSETS                                            1,350                  1,350      1,048                 1,048
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
        TOTAL CURRENT ASSETS                                        90,549    (15,126)     75,423     90,241    (31,661)    58,580
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

     OTHER LONG-TERM INVESTMENT                           C,D           --     16,080      16,080         --     15,425     15,425
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
                                                                        --     16,080      16,080         --     15,425     15,425
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

   PROPERTY AND EQUIPMENT, NET                            D,F      484,289     (2,133)    482,156    510,645     (3,291)   507,354
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

   DESIGNATED CASH AND SHORT-TERM
     INTEREST-BEARING DEPOSITS                             B            --     15,126      15,126         --     31,661     31,661
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

   OTHER ASSETS, NET:
   TECHNOLOGY                                                       59,724                 59,724     61,441                61,441
   OTHER                                                  E,F        1,477     13,288      14,765     16,359       (196)    16,163
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
                                                                    61,201     13,288      74,489     77,800       (196)    77,604
                                                                 =========  =========   =========  =========  =========  =========

        TOTAL ASSETS                                             $ 636,039  $  27,235   $ 663,274  $ 678,686  $  11,938  $ 690,624
                                                                 =========  =========   =========  =========  =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY                                    --                                --

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG-TERM DEBT                        $      --  $           $      --  $  21,103  $          $  21,103
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES          F         5,734        474       6,208      6,453       (640)     5,813
     TRADE ACCOUNTS PAYABLE                                         52,028                 52,028     59,741                59,741
     OTHER CURRENT LIABILITIES                                       8,913                  8,913      8,972                 8,972
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
        TOTAL CURRENT LIABILITIES                                   66,675        474      67,149     96,269       (640)    95,629

   LONG-TERM DEBT                                          E       514,966     11,727     526,693    497,000               497,000

   CONVERTIBLE DEBENTURES                                  F        34,429     13,283      47,712     19,358     23,574     42,932

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                        54,537                 54,537     59,621                59,621

   OTHER LONG-TERM LIABILITIES                             C        10,238     13,587      23,825     11,012     13,658     24,670
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
        TOTAL LIABILITIES                                          680,845     39,071     719,916    683,260     36,592    719,852
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

   CONVERTIBLE DEBENTURES                                  F            --         --          --     25,493    (25,493)        --
                                                                 ---------  ---------   ---------  ---------  ---------  ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1.00 PAR VALUE -
     AUTHORIZED 500,000,000 SHARES; ISSUED 76,946,189
     AND 68,232,056 SHARES, RESPECTIVELY                            18,403                 18,403     16,548                16,548
     ADDITIONAL PAID-IN CAPITAL                            F       531,123      2,394     533,517    522,237      2,363    524,600
     EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND
       CUMULATIVE STOCK BASED COMPENSATION                F,G       19,550    (18,596)        954        (26)                  (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                  D            --       (496)       (496)        --     (1,554)    (1,554)
     ACCUMULATED DEFICIT                                 D,F,G    (604,810)     4,862    (599,948)  (559,754)        30   (559,724)
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
                                                                   (35,734)   (11,836)    (47,570)   (20,995)       839    (20,156)
     TREASURY STOCK, AT COST - 1,300,000 SHARES                     (9,072)                (9,072)    (9,072)               (9,072)
                                                                 ---------  ---------   ---------  ---------  ---------  ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                       (44,806)   (11,836)    (56,642)   (30,067)       839    (29,228)
                                                                 =========  =========   =========  =========  =========  =========

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 636,039  $  27,235   $ 663,274  $ 678,686  $  11,938  $ 690,624
                                                                 =========  =========   =========  =========  =========  =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     I.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133, APB 14(F above) and SFAS 123R (G above) would have resulted in a decrease in the loss for the three months period ended March 31, 2006 in the amount of $4,861. Giving effect to all the above, the loss for the three months period ended March 31, 2006 would be $ 40,195. No material affect on the result of operation for the three-month period ended March 31, 2005.

     J.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                 Three months ended
                                            ---------------------------
                                                     March 31,
                                            ---------------------------
                                              2006               2005
                                            --------           --------
                                                    (unaudited)

Loss for the period, according
    to U.S. GAAP (see I above)              $(40,195)          $(55,320)

Other comprehensive loss:

    Reclassification of unrealized               332                332
       losses on derivatives
    Unrealized gains  on
       derivatives                               726              2,837
                                            --------           --------

Net comprehensive loss
    for the period                          $(39,137)          $(52,151)
                                            ========           ========

     K    LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with SFAS 128, the basic and diluted loss per share for the three-month periods ended March 31, 2006 and 2005 would be $0.56 and $0.84, respectively.

     L.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the three-month period ended March 31, 2006 and 2005.


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